August 31, 2005 Summary of Consolidated Financial Statement (TRANSLATION)

October 14, 2005

The Daiei, Inc.
4-1-1, Minatojima Naka-machi,
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Osaka, Tokyo and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Imterim dividends system and unit stock system; 1 unit = 50 shares.
- Representative: Yasuyuki Higuchi President & Chief Operating Officer
- Inquiries relating to this announcement should be made to:

Mr. Fuminori Koizumi
Divisional Manager
Finance & Accounting Division
Tel: +81-3-3433-9554

Notes

As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are rounded.

- The financial statements of the six months ended August 31, 2005 were approved at the meeting of the Board of Directors held on October 14, 2005.
- Name of parent Company and other
  :Industrial Revitalization Corporation of Japan and the other company
- The percentage of voting right held by parent company and other : 33.7%
- Accounting change : None

1. Consolidated business results (from March 1, 2005 to August 31, 2005)

(1) Business results

	Operating revenues		Operating income		Ordinary profit	
	[In millions of yen]		[In millions of yen]		[In millions of yen]	
August 31, 2005	865,171	(7.5%)	17,934	(28.7%)	8,562	(48.5%)
August 31, 2004	935,032	(5.8%)	25,159	10.8%	16,632	32.9%
February 28, 2005	1,833,818		42,390		7,301	

	Net income		Net income per share	Diluted earnings per share
	[In millions of yen]		[In yen]	[In yen]
August 31, 2005	414,214	(-)	2,746.94	2,345.23
August 31, 2004	1,184	(48.6%)	1.89	0.84
February 28, 2005	(511,198)		(806.43)	(-)

Notes

(1) Percent indication of Operating revenues, Operating income, Ordinary profit and Net income are rate of change between August 31, 2004.

(2) Equity in net profit of affiliates [In millions of yen]

For the term ended August 31, 2005	(873)
For the term ended August 31, 2004	835
For the term ended February 28, 2005	(17,399)

(3) We carried out a 1-for-10 reverse stock split of outstanding ordinary stocks at May 10, 2005. ''Numbers of shares average'', "Net income per share" and "Diluted earnings per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(2) Financial condition

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Net worth per share
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2005	1,530,023	116,504	7.6%	588.38
August 31, 2004	2,050,863	104,767	5.1%	(289.49)
February 28, 2005	1,626,800	(412,098)	(25.3%)	(1,457.04)

(3) Statement of cash flows [Increase (Decrease) in cash] [In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
August 31, 2005	(26,833)	80,688	(81,007)	177,513
August 31, 2004	4,180	(8,928)	(80,515)	110,704
February 28, 2005	36,228	8,990	(36,466)	204,151

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2005	Increase	Decrease
Consolidated subsidiaries	96	1	1
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	11	—	2

2. Forecast of consolidated operations for the year ending February 28, 2006 : [In millions of yen]

	Operating revenues	Ordinary profit	Net income
February 28, 2006	1,670,000	23,000	403,000

(Reference) Net income per share: 2,313.36 (In yen)

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

Note

*1. The common shares mentioned above include the number of Class *Kou* shares, Class-A preferred shares and Class-G preferred shares applied by under if converted method.

*2. Used formula of consolidated operations for the six months ended August 31, 2005

・Net income per share

Net income for common share／Number of outstanding common shares average at the six months ended August 31, 2005

・Diluted earnings per share

Net income for common share／(Numbers of common shares average at the six months ended August 31, 2005 + Number of diluted shares)

・Net worth per share

Amount of shareholders' equity as of August 31, 2005 for common share／Number of outstanding common shares at the six months ended August 31, 2005

*3. Used formula of forecast of consolidated operations for the year ending February 28, 2006 expected net income per share

Expected net income for common share／Numbers of outstanding common shares at the six months ended August 31, 2005

※1 Number of outstanding shares average (consolidated) [In thousands of shares]

	As of August 31,		As of February 28,
	2004	2005	2005
Common shares	425,834	80,872	433,120
Class *Koh* shares	—	61,791	—
Class-A preferred shares	4,500	1,711	4,500
Class-B preferred shares	4,500	1,711	4,500
Class-D (1) preferred shares	20,000	3,260	20,000
Class-D (2) preferred shares	20,000	3,260	20,000
Class-E preferred shares	50,000	19,021	50,000
Class-F preferred shares	80,000	30,434	80,000
Class-G preferred shares	50,000	19,021	50,000

※2 Number of outstanding shares at the end of the term (consolidated) [In thousands of shares]

	As of August 31,		As of February 28,
	2004	2005	2005
Common shares	439,491	98,273	442,058
Class *Koh* shares	—	99,733	—
Class-A preferred shares	4,500	—	4,500
Class-B preferred shares	4,500	—	4,500
Class-D (1) preferred shares	20,000	—	20,000
Class-D (2) preferred shares	20,000	—	20,000
Class-E preferred shares	50,000	—	50,000
Class-F preferred shares	80,000	—	80,000
Class-G preferred shares	50,000	—	50,000

(Note) The increase and decrease of the number of issued shares for the six-month period ended August 31, 2005 consolidated accounting period is as follows.

[In thousands of shares]

	Class of shares	Number of shares issued	Amount of formal capitalization of reserves
The Class D (1) and Class D (2) preferred shares have been converted to common shares. (March 31, 2005)	Class-D (1) preferred shares	(20,000)	—
	Class-D (2) preferred shares	(20,000)	—
	Converted to Common shares	181,077	—
The reverse stock split of shares. Stock reverse-split ratio: A 1-for-10 reverse stock split. (may 10, 2005)	Common shares	(567,895)	—
The capital reduction and the cancellation of shares with no payment made to the holders of the Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares in conjunction with the capital reduction. (May 10, 2005)	Class-A preferred shares	(4,500)	
	Class-B preferred shares	(4,500)	
	Class-E preferred shares	(50,000)	(119,010,560)
	Class-F preferred shares	(80,000)	
	Class-G preferred shares	(50,000)	
Allocation of new shares to the third party (May 10, 2005)	Common shares	33,244	18,517,270
	Class *Koh* shares	99,733	37,499,965
Shares exchange with Jujiya shares Exchange ratio Jujiya : Daiei 1 : 0.043 (July 1, 2005)	Common stock	2,960	—